EXHIBIT (d)(2)(U)

Simple IRA Endorsement

Ameritas Life Insurance Corp.

SIMPLE INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

PURPOSE. This endorsement is attached to and made a part of this annuity contract. It is intended to conform the contract to the provisions of a SIMPLE Individual Retirement Annuity ("IRA") under the Code. The Code is the Internal Revenue Code of 1986, as amended (the "Code"). All provisions of this contract will be interpreted to ensure and maintain qualification under Code Section 408(p). If there is a conflict between the terms of the contract and the terms of this endorsement, the endorsement controls. The contract may be amended from time to time to comply with the legal requirements for a SIMPLE IRA. Other amendments may be made with the consent of the individual whose signature appears on the contract.

CONTRIBUTIONS. This SIMPLE IRA will accept only:

(1)	a cash contribution made by an employer on behalf of the individual under a SIMPLE IRA plan that meets the requirements of § 408(p) of the Code, and
(2)	a rollover contribution or a transfer of assets from another SIMPLE IRA of the individual.

No other contributions will be accepted.

DISTRIBUTIONS BEFORE DEATH.

(1)	Notwithstanding any provision of this IRA to the contrary, the distribution of the individual’s interest in the IRA shall be made in accordance with the requirements of Code § 408(b)(3) and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under paragraph (3) of the following section entitled Distributions After Death) must satisfy the requirements of Code

§ 408(a)(6) and the regulations thereunder, rather than paragraphs (2), (3) and (4) below, and the following section entitled Distributions After Death.

(2)	The entire interest of the individual for whose benefit the contract is maintained will commence to be distributed no later than the first day of April following the calendar year in which such individual attains age 70½ (the "required beginning date") over:

(a)	the life of such individual or the lives of such individual and his or her designated beneficiary, or
(b)	a period certain not extending beyond the life expectancy of such individual or the joint and last survivor expectancy of such individual and his or her designated beneficiary.

Payments must be made in periodic payments at intervals of no longer than one year and must be either nonincreasing or they may increase only as provided in Q&A-1 and -4 of § 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of § 1.401(a)(9)-6.

(3)	The distribution periods described in paragraph (2) above cannot exceed the periods specified in § 1.401(a)(9)-6 of the Income Tax Regulations.
(4)	The first required payment can be made as late as April 1 of the year following the year the individual attains age 70½ and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

DISTRIBUTIONS AFTER DEATH.

(1)	Death On or After Required Distributions Commence. If the individual dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the contract option chosen.
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(2)	Death Before Required Distributions Commence. If the individual dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

(a)	If the designated beneficiary is someone other than the individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the individual’s death, or, if elected, in accordance with paragraph (2)(c) below.
(b)	If the individual’s sole designated beneficiary is the individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual’s death (or by the end of the calendar year in which the individual would have attained age 70½, if later), over such spouse’s life, or, if elected, in accordance with paragraph (2)(c) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (2)(c) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

(c)	If there is no designated beneficiary, or if applicable by operation of paragraph (2)(a) or (2)(b) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the individual’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (2)(b) above).
(d)	Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (2)(a) or (b) and reduced by 1 for each subsequent year.
(3)	Interest. The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&A-7 and -8 of § 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

(4)	Commencement. For purposes of paragraphs (1) and (2) above, required distributions are considered to commence on the individual’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (2)(b) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of § 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.
(5)	Spousal Election. If the sole designated beneficiary is the individual’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA (permitted under the contribution rules for SIMPLE IRAs as if the surviving spouse were the owner) or fails to take required distributions as a beneficiary.

EXCLUSIVE; NONFORFEITABLE. The contract is established for the exclusive benefit of the individual or his or her beneficiaries. Therefore, while the individual is living, the individual is the annuitant and the owner of this contract and the interest of the individual is nonforfeitable.

NONTRANSFERABLE. This contract is nontransferable by the individual. Therefore, the owner may not: (a) sell, (b) assign, (c) commute, (d) discount, or (e) pledge this contract as collateral for a loan or to secure the performance of any obligation or for any purpose to any person other than to us. Except incident to divorce of the individual, no such amount shall be subject to any legal process in payment of any claim against the owner or designated beneficiary, to the extent allowed by law.

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PREMIUMS.

(1)	Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

(2)	The contract does not require fixed contributions.

ANNUAL REPORTS. We, the issuer of an individual retirement annuity, shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

If contributions made on behalf of the individual under a SIMPLE IRA plan maintained by the individual’s employer are received directly by the issuer of this SIMPLE IRA contract from the employer, the issuer will provide the employer with the summary description required by Code § 408 (1)(2)(B).

DESIGNATED FINANCIAL INSTITUTION. This contract cannot be used by a designated financial institution within the meaning of § 408(p)(7) of the Code.

ROLLOVERS AND TRANSFER RESTRICTIONS. Prior to the expiration of the two-year period beginning on the date the individual first participated in any SIMPLE IRA plan maintained by the individual’s employer, any rollover or transfer by the individual of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the individual. Any distribution of funds to the individual during this two-year period may be subject to a 25% additional tax if the individual does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this two-year period, the individual may roll over or transfer funds to any of IRA of the individual that is qualified under Code § 408(a), (b), or (p), or to another eligible retirement plan described in Code § 402(c)(8)(B).

ENTIRE CONTRACT. We are not a party to, nor are we bound by, any agreement, plan or trust in connection with this contract. The terms of this contract shall govern the rights and duties, notwithstanding contrary terms of any other agreement, plan or trust.

AMERITAS LIFE INSURANCE CORP.

/s/	Robert John A. Sands	/s/	JoAnn M. Martin
	Secretary		President

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